June 17, 2021

Via EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7010

Re:	LifeMD, Inc.
Amendment No. 1 to Registration Statement on Form S-3/A
Filed June 17, 2021
File No. 333-256911

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LifeMD, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement to June 21, 2021 at 4:00 p.m. (Eastern) or as soon thereafter as is practicable.

If you have any questions concerning this request, or if you require any additional information, please feel free to contact Anthony Marsico of Dorsey & Whitney LLP, attorney for the Registrant, at (212) 953-7201.

The Company requests that the Commission notify Mr. Marsico of effectiveness by telephone call and that such effectiveness also be confirmed in writing.

LIFEMD, INC.

By:	/s/ Justin Schreiber
Name:	Justin Schreiber
Title:	Chief Executive Officer